Premier Power Renewable Energy, Inc.
4961 Windplay Drive, Suite 100
El Dorado Hills, CA 95762
Telephone (916) 939-0400
Facsimile (916) 939-0490

September 29, 2009

VIA EDGAR

Christopher Chase
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Premier Power Renewable Energy, Inc.
Registration Statement – Form S-1 (Registration No. 333-155241)

Dear Mr. Chase:

Premier Power Renewable Energy, Inc., a Delaware corporation, hereby withdraws its request for accelerated effectiveness of the above-referenced registration statement on Form S-1, which request was submitted to the Commission on May 21, 2009.

Very truly yours,

Premier Power Renewable Energy, Inc.

/s/ Dean Marks
Dean Marks Chief Executive Officer